

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 3, 2015

Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Rd, Suite 270
Raleigh, NC 27609

      Re: **AmericaTowne, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014, as Amended
              Filed August 27, 2015
              Form 10-Q for Fiscal Quarter Ended March 31, 2015, as Amended
              Filed August 26, 2015
              Form 10-Q for Fiscal Quarter Ended June 30, 2015
              Filed August 21, 2015
              Response dated August 19, 2015
              File No. 000-55206

Dear Mr. Perkins:

      We have reviewed your amended filings filed August 26, 2015 and August 27, 2015, and your August 19, 2015 responses to our oral comments issued August 11, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to our August 4, 2015 letter and oral comments issued on August 11, 2015.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Explanatory Note, page 2, and Notes to Financial Statements, page F-7

1.   Please provide the disclosure for correction of an error in previously issued financial statements in the notes to the financial statements per ASC 250-10-50-7. In addition, comply with this comment in your Form 10-Q/A for the quarterly period ended March 31, 2015 filed August 26, 2015.

Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies, Revenue Recognition
The Service Fee, pages F-11 and F-12

2.   We note your response to comment 1 and proposed revised disclosure for Service Fee
        revenues. Based on your Exporter Service Agreements, please confirm the following:

    - The eight components of the service fee arrangement is a single deliverable as opposed
      to a multiple-element arrangement per ASC 605-25-25 and 605-25-50;

    - All eight components of the service fee arrangement have been delivered as one
      deliverable by you upon the signing of the Exporter Service Agreement with the
      exporter; and

    - You have completed the earnings process upon the signing the Exporter Service
      Agreement since the one service fee deliverable has been delivered and have no
      further obligations.

3.   If the Exporter Service Agreements are not multiple-element arrangements, please delete
        the multiple-element arrangement disclosures. In addition, revise your Service Fee
        revenue recognition disclosures under Critical Accounting Policies on page 55 and in
        your Form 10-Q for the periods ended March 31, 2015 and June 30, 2015.

4.   Refer to the last paragraph on page F-14. Since your licensing fee revenue recognition
        policy is disclosed in the sixth paragraph above, please delete this disclosure.

Note 6. Related Parties, page F-17

5.   We note your response to comment 5 and additional related party disclosures in your
        Form 10-Q for the quarterly period ended June 30, 2015. As previously requested,
        please disclose the nature of the control relationship between Yilaime Corporation
        (Yilaime) and AmericaTowne based on Yilaime's ownership of greater than 50% of
        AmericaTowne's outstanding common stock. Refer to ASC 850-10-50-6. Comply with
        this comment in your Form 10-Q for the quarterly period ended June 30, 2015, and all
        future filings.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications